EXHIBIT 99.1
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For Immediate Release                                           February 9, 2005

                  ANTENNA TV S.A. ANNOUNCES RECENT DEVELOPMENTS


ATHENS, GREECE--February 9, 2005 - Antenna TV S.A. (the "Company") today announced in connection with a financing transaction the following recent developments:

EXPECTED FOURTH QUARTER AND YEAR-END RESULTS

Based on unaudited financial results for 2004, the Company expects that revenue and EBITD for the fourth quarter of 2004 will be higher than for the corresponding period in 2003 and that total revenue and EBITD for 2004 will be higher than in 2003. In the fourth quarter, the Company expects slight increases in Antenna TV's advertising revenue and higher increases in total advertising revenue as a result of increased contributions of its internet activities and Bulgarian operations, offset by decreases in publication and radio advertising revenue, and that its new media activities will contribute disproportionately to an increase in EBITD over the fourth quarter of 2003. For the full year, the Company expects year-on-year increases in advertising revenue and other revenue, and to a lesser extent publication revenue, and a similar disproportionate contribution of new media activities to a year-on-year increase in EBITD. However, the Company also expects its net income to be negatively impacted by several non-cash charges recorded in the fourth quarter, the largest of which is associated with a reversal of deferred tax assets reflecting a change in Greek tax law. As a result, the Company expects to report a net loss for the year. The Company expects to release its audited financial statements as of and for the year ended December 31, 2004 in the second half of March 2005, consistent with its prior practice.

INCREASE IN OWNERSHIP OF DAPHNE COMMUNICATIONS

The Company increased its ownership in Daphne Communications in the second half of 2004 by an additional 38.4% through share transfers from certain minority shareholders of Daphne and participation in a capital increase for cash consideration in an aggregate amount of (euro)6.8 million. As a result of these transactions, the Company owns 89.4% of Daphne.

REFINANCING OF INDEBTEDNESS

In December 2004, the Company refinanced its 9% senior notes due 2007 with
(euro)40 million borrowed under two term credit facilities with various financial institutions. The total cost (including associated fees and expenses) to repay the senior notes due 2007 was (euro)38.7 million.

As previously announced, on January 28, 2005, the Company launched a tender offer and consent solicitation in respect of its 9.75% senior notes due 2008 of which (euro)138.8 million aggregate principal amount was outstanding at such date. The Company expects to use the net proceeds of an offering of debt securities, together with available cash, to repurchase the senior notes due 2008 tendered by their holders. The

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Company expects to redeem or otherwise repurchase any senior notes due 2008 not tendered.

TERMINATION OF PUT OPTION

In connection with the tender offer for the senior notes due 2008, the Company agreed to terminate its rights under a put agreement entered into with the Company's Chairman in 2001 and amended in March 2004 to protect the value of the Company's investment in Euroholdings Capital & Investment Corp. pursuant to which the Chairman would have been obligated, in the event the Company continued to hold shares of Euroholdings on December 31, 2008, and the value of such shares on such date did not exceed the aggregate purchase price for such shares, to purchase such shares for an amount equal to the purchase price the Company paid.

                                     * * * *

Some information included in this press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements can sometimes be identified by the Company's use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend" and similar expressions. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Additional information concerning potential factors that could affect the Company's financial results are included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as well as its other reports and filings with the SEC. The forward-looking statements included in this press release are made only as of the date of this report. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect subsequent events or circumstances. The Company can not assure you that projected results or events will be achieved.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Dr. Nikolaos Angelopoulos
Chief Financial Officer
Antenna TV S.A.
Tel:. +30 210 6886 500

Website:  WWW.ANTENNA.GR